Via EDGAR

December 10, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: David Gessert

Re:	Union Bankshares Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed December 10, 2018
File No. 333-228455

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Union Bankshares Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on December 12, 2018, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Respectfully,

Union Bankshares Corporation

By:	/s/ Robert M. Gorman
Name:	Robert M. Gorman
Title:	Executive Vice President and Chief Financial Officer

cc: Rachael R. Lape, Union Bankshares Corporation

Michael W. Clarke, Access National Corporation

Michael P. Reed, Covington & Burling LLP

Jacob A. Lutz, III, Troutman Sanders LLP

Seth A. Winter, Troutman Sanders LLP